                           Filed by CBOT Holdings, Inc.
                           Subject Company -- CBOT Holdings, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-72184

The following communication was distributed to CBOT members on January 17, 2003.


Dear Fellow Members:

     As I enter the last few months of my Chairmanship, let me say that I have been proud and honored to hold this position. We have had two years of major changes at the CBOT and I am happy that we have accomplished much and did it while keeping members informed and part of the process.

     Throughout my two years, my most important priority has been communication and this has meant regular information meetings and many letters, press interviews and availability to our customers and members. Back in 2000, many lacked confidence in our future and I believe that we have achieved a major turnaround in our confidence level simply by communicating and listening to you, the members.

     We have also made important decisions and taken steps to ensure our future. Most importantly, this was done with member input and without turmoil or public controversy. Let me review the important events of the last few months and what's coming in early 2003.

1.   Working Together: Good Management + Good Board = Member Support.

     One of my most important goals has been to "institutionalize" good decision-making. As you know, two years ago our management ranks were thin; since then, we have made a number of changes and have formed an excellent management group.

     Your Board of Directors and the Executive Committee in particular reviewed management performance and goals and today we have in Bernie Dan and Carol Burke two people who are excellent managers and communicators. In addition, we have strong executive talent like Bill Farrow, our Executive Vice President and Chief Information Officer. Finally, we have also recognized the fine employees that have had long careers at the CBOT (like Bryan Durkin, for example) by rewarding them with promotions and increased responsibilities.

     In addition to having a fine management group, I believe we have a strong core group on the Board of Directors. We will have an election on March 12 and it is essential that good people be elected.

     What is the profile of a good director? Knowledgeable about our business, absolutely not letting self-interest (personal or that of his or her firm) influence decisions, and a willingness to communicate and work with other directors and members.

     There cannot be a disconnect among the management, directors and the member/owners. All have to be visible and trusted in order to make good business decisions that the member/owners will accept and that is why being accessible and open to members is essential. Charlie Carey and C.C. Odom are excellent examples of this and I am happy to say this is also true of the rest of the Executive Committee, Mark Cermak and Bob Corvino.

     Working with member input makes tough decisions easier. We must distinguish between member input and member management; one step I have taken is to eliminate many member committees in favor of working groups or task forces appointed as needed. By doing so, I have gotten the best people to work on specific issues and eliminated people who simply like committee titles.

     Past Chairman Tom Cunningham gave me some excellent advice when I first took office: "Work with your directors." The Board of Trade is not a one or two person operation; it depends upon thousands of member/owners, and the hard work of management and the Board of Directors.

     Let's look at some of the major decisions that have been made.

2.   LIFFE CONNECT(TM): Our New Electronic Platform.

     At our January 9 Board meeting, we selected LIFFE CONNECT as our new electronic platform. This culminated months of analytic work that began in mid-2002, followed by some intense negotiating of contract terms. I think members would be very pleased if we could fully disclose the details of this rigorous process.

     We consulted with users of our electronic platform throughout this process and they are very positive about the LIFFE CONNECT selection. The vast majority of our electronic trading volume today comes from customers and members already connected to the LIFFE platform through an ISV of their choice and so we are confident, that with some hard work, we can have a smooth transition.

     You will be pleased to know that an industry poll conducted by FOW Week, a leading futures industry publication, of traders, FCMs and technology firms, published in the January 20, 2003 edition, found "almost unanimous support" of our decision to adopt LIFFE CONNECT as our new trading technology. The FOW Week poll also found general agreement that "Eurex will find it difficult to succeed" in U.S. competition.

     Why did we change platforms when our current Eurex platform is working well? This was not an easy decision but the bottom line is that the increased functionality of the LIFFE CONNECT platform better supports our hybrid business strategy, which is to support two delivery platforms, open auction and electronic, and to make each as technically efficient as possible (our arrangement with LIFFE also brings with it software we will be using to enhance open auction efficiency).

     We expect to have the system implemented and ready to launch in late 2003. Our use of the Eurex platform ends on December 31 of this year, followed by a 30-day grace period in which Eurex has agreed they will not trade our core products. We believe we can sufficiently establish our liquidity during this transition and so meet and beat any competitive threats as we have in the past.

     The Executive Committee worked closely with Bernie Dan and the rest of his management team in making this selection. The decision was not easy because we succeeded in getting very reasonable proposals from those competing for our business. But after considering all factors in the context of our business strategy, we were unified in recommending this selection for approval by the Board of Directors.

3.   Agreement with Espeed: Side-by-Side Cash and Futures.

     In December, we announced that CBOT electronic futures will appear side-by-side with Espeed's cash markets for government securities and agencies. This gives customers the ability to trade cash and futures in a neutral, fully electronic, real time marketplace.

     Let me quote John Lothian, a respected commentator on our markets:

          Yesterday's top story about Espeed and the CBOT agreeing on a deal to provide access to the CBOT's electronic futures markets from the screens to Espeed's cash securities markets was a classic warning shot fired in the air signaling that there is a new sheriff in town. Bernie Dan, who was named President of the Chicago Board of Trade in early November when David Vitale left that role, took little time to establish himself as a master strategist who is ready to take the CBOT on to bigger and greater things. This was a wake up call for long-time and new rivals that a new era at the CBOT has arrived; The Bernie Dan era.

          With one deal Bernie Dan accomplished the CBOT's long time goal of offering futures and cash securities to traders on a single screen. This positions the

          CBOT with another strong player with aligned interests, leveraging both entities' strengths to achieve more than they had working independently, or even at odds with each other.

          By doing the unexpected (who woudda thought?), the CBOT has provided an example of what can be done to maximize functionality, utility and more importantly market transparency and integrity. This deal opens up CBOT futures markets to greater numbers of non-futures traders who are cash market traders and to the large players in the cash markets. It brings greater liquidity to the CBOT futures markets by offering cash traders greater trading alternatives, functionality and speed for trading.

4.   Finances: Record Volume Year.

     In 2002 we did close to 344 million contracts, about 1,365,000 per day, an increase of 32% from 2001. This is our highest volume year ever and is substantially above our previous record of 281 million contracts set in 1998, and I believe this growth will continue in 2003. I am particularly pleased with the performance of some of our new products, particularly the CBOT mini-sized Dow and our swaps complex. I also believe that within the next two years we will see major volume increases in our flagship contract, the 30-year Treasury bond futures contract. With strong exchange finances and the fact that we are investing more technology in our open auction markets to make them more low-cost and efficient, these factors should lay the groundwork for continued volume growth in 2003.

     Our electronic volume was about 513,000 contracts per day, two and one-half times the 209,000 contract average of 2001. Our electronic and open auction markets are working well together and most electronic volume comes from participants who use both. Customers account for about 29% of our open auction volume and 18% of that on the electronic platform.

     As you know, we have invested about $100 million so far in bringing the electronic platform to our markets. This large investment is why so far the Ceres partnership has not shown a profit with money returns to its limited partners. In 2003, we are finally at the point where overall profits are likely and if we successfully transition to our new platform and if volumes continue to grow, we believe that the electronic platform will become a profit contributor.

     Our financial success so far has allowed us to make substantial member fee reductions for 2003. We had net income of over $33 million for the first three quarters of this year and this was after the one time cost of $13.7 million to settle the Wagner patent litigation.

     Let me review these 2003 fee reductions again. At our August Board meeting, we set 2003 Floor Fees at .02, a reduction from this year's .05. For 2003, we waived the technology fees, certain Dow fees, including the $200 a month Dow activity fee and the .20 per contract Dow Jones supplemental fee. We also reduced member fees for our electronic trading platform so that they are now on a sliding scale from .15 to .10, depending on volume.

     I believe these fee reductions will help member profits and therefore should also improve seat prices and lease rates. A member that trades 1000 contracts a day (2000 sides) will, after the fee reductions are implemented, pay approximately $10,000 in annual exchange fees versus last year's level of $25,000, a $15,000 savings. A delegate who purchases a seat would save this amount plus the .15 delegate surcharge, which would save over $75,000 at that volume level. Similarly, the reduction in electronic trading fees for members of .05 per side saves a 1000 contract per day trader about $25,000 per year.

     These fee reductions begin in January 2003 and are subject to change in the future if circumstances warrant. But the CBOT is committed to low fees as long as the exchange is financially sound, and I encourage all delegate and non-members to look at the economics of seat purchase.

5.   Litigation Update.

     When I became Chairman in 2001, we faced four major lawsuits and I am happy that all four are now settled or decided in our favor.

     As you know, one of my top priorities was resolving our differences with the CBOE concerning CBOT restructuring; this was done in 2001. The Wagner patent suit was settled this past September.

     In both the AM suit and the Sanner Case (which involved the Ferruzi soybean transactions of 1989), we received directed verdicts from the judges in those cases. Appeals are likely in both but I believe that the judges' decisions will be upheld.

     Thank you, Carol Burke, for supervising these successful legal efforts.

6.   Restructuring Proposal.

     Our restructuring strategy started over three years ago, with the goal of modernizing our operations and in general running our operations more efficiently.

     Putting in place an excellent management group and Board are the foundations of making good decisions; the electronic trading platform selection process, the Espeed agreement and our strong finances are some of the results.

     Last year I promised to present a restructuring proposal that would be enthusiastically endorsed by members. Why has it taken so long? Working with members and the Board to get consensus on the best possible proposal, which is good, delays in the AM litigation, which were unfortunate, and the necessary review period of the registration statement related to the restructuring proposal, and has been in review with the SEC since September.

     I believe that we will be ready for a member vote this quarter. Before a member vote occurs, we will have a series of information meetings so that you are fully informed.

7.   CME IPO.

     I congratulate the CME for its successful IPO. Let me say a few things about how we stand vis-a- vis other exchanges and how our business strategy prepares us for the future.

     Given that our seat prices are low relative to the $1 million levels of the CME and NYMEX, members want to know, are we on the right course? My answer is YES.

     Our proposed corporate structure as described in the registration statement is generally similar to that of the CME and NYMEX. In fact, most of the changes to earlier versions of the restructuring proposal (e.g., member fee preference, a member Chairman, core rights for open auction traders and members generally, a sixteen member Board much as we have today, special meeting provisions) came from a review of the publicly available filings with the SEC made by those two exchanges as well as from the traditions and common sense approaches of our membership.

     Another important improvement to the most recently filed registration statement over earlier versions of the restructuring proposal is the stapling of the common stock of the proposed holding company (corporate equity) and Class B memberships of the proposed exchange subsidiary so that they generally cannot be sold separately until the membership votes that they can. This prevents the sale of shares to outside investors until the membership decides it is time to do so and this concept was also part of the NYMEX's restructuring. This is important for two reasons.

     First, although the CME adopted transfer provisions applicable to its common stock, those transfer restrictions would have begun to phase out this past December, which would have permitted individual members to sell shares on their own. In effect, I believe this largely dictated a deadline by which an IPO had to be done. Fortunately, this did not seem to affect their success but from the point of view of the October stock market lows, this could have been troublesome.

     Second, and even more importantly, is that an IPO has to be carefully considered. The CBOT today has largely "owner-operators," selling shares to outside investors could mean reduced influence on major decisions. It is not "free money". Stapling gives us the time to decide how, on what terms, and even whether such a sale of stock is desirable.

     With the changes we have made in our restructuring proposal, I believe a for-profit Chicago Board of Trade will be in the best interests of our members.

     With respect to our business strategy generally, we have an executive team that knows our business and works well with our membership, i.e., knows what they are doing, communicates with members. We have the people component necessary to success.

     Let me emphasize another important point: all three exchanges (CBOT, CME and NYMEX) are run as "businesses" and all three have "member profits" as key parts of their strategy. Among this group, we are the only one that trades substantial amounts of core products electronically during the same time period with the same contract. In addition, our electronic fees are lower. I think this clearly shows our commitment to both types of profit centers, corporate and member, as does our selection of the technically advanced LIFFE CONNECT platform.

     Now let's return to the subject of seat prices and how it relates to the two types of platform profit centers:

     The most important thing about our exchange today is that membership is a license to earn a living. Most members are owner-operators and what counts to them is not today's seat price but whether our markets are good, our customers are being served and the exchange being managed properly.

     Second, the electronic platform has given us opportunities to make money at the corporate level we did not have before. That is why our electronic platform decision was very important. This decision and its implementation will determine whether or not we have substantial corporate level profits.

     What I have just said reflects the thinking of most of our member/owners. We have both member and corporate profit centers and both are part of our business strategy. In year 2000 we had considerable member concern and turmoil because we did not have an agreed upon view for the future. Now we do and it means we are a unified member/owner group.

     Members trading in our open auction or electronic markets have "businesses". It is important that the CBOT help these businessmen make money and this is true for all our members, whatever platform they trade. That is why we have made the fee changes we have in both trading platforms and that is why we have a technology strategy for open auction AND electronic platforms with the goal to make each the best it can be.

     Each of the fee changes has its own good reasons: none of them hold back the growth of one platform or the other and the fee reductions benefit our members. We are not here to make money at the expense of our members. Naturally, programs and fees should be fine tuned and evaluated as we go along but the two platforms are not in a contest with each other. As long as customers see value in both, as long as we have product lines better suited to one versus the other, and as long as we have member/shareholder/businessmen who must be considered, the overall strategy must consider both.

     Members also will be shareholders, and one of the purposes of our restructuring is to enable the enterprise to distribute dividends, assuming sufficient revenues and continued reinvestment in both our open auction and electronic trading platforms.

     The CBOT is run as a "business" and this is clear from the many decisions that we have made over the last few years. We are not wasting money, making unwise business decisions, leaving the office early, etc. We have a sound business strategy, our proposed restructuring plan is pretty much like other exchanges and we have an excellent executive group.

     Sometimes people will say we are not run as a business simply because we are not "all electronic". Unfortunately, many of those making that argument generally (1) have something to sell to the CBOT and believe it would be better if the trade was all electronic so that they could sell it, (2) want an all electronic trade because "I trade electronically and I want all the trade in my ballpark," or (3) in the case of some firms, believe that the electronic trade saves them money and makes it easier to internalize (i.e., trade against their customers' orders). Others simply do not understand the nuances of how liquidity is developed and grown.

     My feeling is this: only a stupid business would shut down a product line that many of its customers wanted and was making substantial amounts of money. We have a complicated business that requires a sophisticated business plan because it has many different products (grains, options, contracts with low volume, spreads, as well as high volume front month contracts) and two platforms. "One size" does not fit all and our strategy takes that into account.

     Let me finish by detailing some of the reasons why I believe our seat values are currently lagging.

     The main reason is that since the 1980's sometimes over half of our Full seats (i.e., over 700) were at the CBOE and that exchange's memberships are now at the $150,000 level. Right now only about 500 of our Full memberships are there. This means that we have absorbed the return of over 200 seats, while 500 of our 1402 memberships are valued at the CBOE level.

     In late 2000, our seats were $80,000 - $100,000 under the CBOE membership; now they are $150,000- $170,000 over. This is a relative gain of $250,000 since late 2000. Our relationship with the CBOE is a critical factor in our seat prices and lease rates.

     A second important factor is that our exchange has the "lowest cost of entry" for firms compared to other major U.S. exchanges. A firm can do business here with one seat and only two seats are required for clearing membership. At the CME, on the other hand, 2 Fulls, 2 IMM's and 2 IOM's are required, and remember the CME only has 625 Fulls to begin with.

     Management and your Board have been looking at some positive approaches that could help us further realize the value we believe is in our memberships. Many factors are beyond our control and others cannot be done for competitive reasons, but we do run the CBOT as a "business".

     When I took office in 2001, I set forth ten promises to you, the members, and in 2002, added four more. These promises generally involved setting forth a vision for our future - that we would support both open auction and electronic platforms, with the best technology available, that our enterprise would be run as a business, taking into account both member/owner and corporate profits, and that we would serve our customers by providing liquidity and flexibility combined with the highest integrity. It also involved putting forward a restructuring proposal that reflected these priorities and restoring good relations with the CBOE.

Finally, my goal was to institutionalize good decision-making by selecting good managers to work with our elected Board.

     With the help of excellent volume and good markets, we are financially sound. I believe our management and membership will meet our challenges in 2003 and beyond.

                                            Sincerely,

                                            /s/ Nickolas J. Neubauer

                                            Nickolas J. Neubauer

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of the City of Chicago, Inc.
(CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.